Filed Pursuant to Rule 433 Dated March 27, 2023 Registration Statement No. 333-251353-02

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated March 27, 2023

Issuer:	Wisconsin Power and Light Company

Security Type:	Debentures

Principal Amount:	$300,000,000

Maturity Date:	April 1, 2033

Benchmark Treasury:	3.500% due February 15, 2033

Benchmark Treasury Yield:	3.522%

Spread to Benchmark Treasury:	T+145 bps

Yield to Maturity:	4.972%

Price to Public:	99.828% of the principal amount

Coupon:	4.950%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2023

Optional Redemption – Reinvestment Rate:	Prior to January 1, 2033 make-whole call at T+25 bps

Optional Redemption at Par:	On or after January 1, 2033

Trade Date:	March 27, 2023

Settlement Date:	March 30, 2023 (T+3)

CUSIP:	976826 BR7

ISIN:	US976826BR76

Denominations / Multiples:	$2,000 x $1,000

Anticipated Ratings*:	A3 / A (Moody’s/ S&P)

Joint Book-Running Managers:	MUFG Securities Americas Inc. KeyBanc Capital Markets Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc. Mischler Financial Group, Inc. U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Debentures will be made against payment therefor on or about March 30, 2023, which will be the third business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on any date prior to the second business day before delivery should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling MUFG Securities Americas Inc. toll free at 1-877-649-6848, KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, TD Securities (USA) LLC toll free at 1-855-495-9846 and Wells Fargo Securities, LLC toll free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers and other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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